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United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Re:	Multi Packaging Solutions International Limited

Amendment No. 2 to Registration Statement on Form S-1

Filed September 14, 2015

File No. 333-205278

Dear Ms. Nguyen:

On behalf of our client, Multi Packaging Solutions International Limited, a Bermuda exempted limited liability company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on June 26, 2015, as amended by Amendment No. 1 filed with the Commission on August 11, 2015 (“Amendment No. 1”) and Amendment No. 2 filed with the Commission on September 14, 2015 (“Amendment No. 2”) (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Marc Shore, the Company’s Chief Executive Officer, dated September 28, 2015, from the staff of the Commission (the “Staff”). For your convenience, we are also providing copies of Amendment No. 3, marked to show changes against Amendment No. 2, in the traditional non-EDGAR format to each of Sandra Eisen, Ethan Horowitz, Anuja A. Majmudar and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

September 30, 2015

Risk Factors, page 25

If we cannot effectively anticipate technology trends and develop and market new products to respond to changing customer preferences…, page 27

1.	We note your brief statement here that “Our customers may decide to decrease their product packaging or forego the packaging of certain products entirely.” Please add a risk factor explaining in greater detail the impact of digital distribution on your growth prospects. In this regard, we note your discussion elsewhere in the document that “multi-media sales are declining due to the change in delivery systems towards digital delivery.” We furthermore note your disclosure that you believe you have “a market-leading position in the multi-media specialty packaging sector based on sales.” In your disclosure, please include quantitative information concerning the recent impact of the declining multi-media sales from your North American and European markets.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 27 to add a risk factor explaining in greater detail the impact of digital distribution on the Company’s growth prospects. Additionally, the Company has revised the disclosure on pages 27 and 60 to include quantitative information concerning the recent impact of the declining multi-media sales from the North American and European markets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Results of Operations — Fiscal Periods Ended August 14, 2013 and June 30, 2014 Compared to Fiscal Year Ended June 30, 2015, page 65

Operating Income/Adjusted EBITDA, page 65

2.	It appears that you have provided an analysis of operating income and adjusted EBITDA based on combined results for predecessor and successor periods. Please revise your disclosure as the presentation of combined information for predecessor and successor periods without reflecting all relevant pro forma adjustments does not appear to be appropriate.

Response: The Company respectfully notes the Staff’s comment and has deleted the introductory disclosure that discussed the numerical comparison of combined amounts for 2014, and has provide the updated disclosure pasted below on page 65 of Amendment No. 3.

“Our operating income (loss) and Adjusted EBITDA as presented in the tables below are principally impacted by (i) the period from August 15, 2013 to June 30, 2014 being shorter than the fiscal year ended June 30, 2015 by 1.5 months, (ii) the acquisition of ASG in November 2014, (iii) the inclusion of a full year of operations of Chesapeake in the June 30, 2015 results and (iv) the fiscal year ended June 30, 2015 results being negatively impacted by foreign exchange rates in the amount of $15.0 million.”

September 30, 2015

Significant Accounting Policies and Critical Accounting Estimates, page 77

Revenue Recognition, page 79

3.	It does not appear that you have made a substantive revision in response to prior comment 5. Please revise to provide additional detail regarding your revenue recognition policy that is specifically tailored to your operations. Refer to SAB Topic 13.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 79 and F-17 in response to the Staff’s comment. Additionally, the Company advises the Staff that the Company produces packaging products, principally cartons, labels, inserts and rigid packaging for sale to manufacturers of branded and private label consumer goods, pharmaceutical, medical and multimedia products. Products are printed on board, paper or plastic substrates and converted via printing presses and oftentimes subsequently finished in a folding or gluing or other operation. The Company records revenue on the sales of products manufactured when title to the product transfers, which is generally at the time of shipment to the customer. In certain circumstances, the Company may perform the up-front pre-press services without producing the product. These revenues are recognized at the time the service is provided and delivered to the customer and are not material to the Company.

In all of the aforementioned cases, revenue is recorded only when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed and determinable and (iv) collectability of the sales is reasonably assured. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded when they are determined to be probable and estimable.

Financial Statements of Multi Packaging Solutions Global Holdings Limited, page F-3

Note 20 — Stock Based Compensation, page F-47

4.	It appears that disclosure regarding the exercisability of time-vesting profits interests was removed from the disclosure provided in your amended filing. Please provide us with additional information regarding the nature of these awards. As part of your response, address the disclosure in footnote 1 to the Outstanding Equity Awards at 2015 Fiscal Year-End table on page 108 which states that the incentive units are most similar economically to option awards. With your response, tell us supplementally why you believe this compensation should be disclosed as option awards.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the time vesting profit interests are valued similar to stock options for accounting purposes, as there is a distribution threshold required to be met prior to the receipt of any value in respect thereof. All profits interests (including the time vesting profits interests) are generally only entitled to share in the appreciation in the value of Mustang Investment Holdings, L.P. after the date of grant. As a result, the Company believes such profits interests are economically similar to stock options, rather than full value awards, and has disclosed such profits interests as “option awards” for purposes of the Outstanding Equity Awards at 2015 Fiscal Year-End table. Unlike a traditional stock option, the award holders are not technically required to exercise their awards and make a payment at the exercise date. As such, the Company removed the disclosures regarding exercisability in the amended Form S-1 as such disclosures were not required or substantive. However, the profits interests are akin to a net-exercised stock option. Further, as the time vesting profit interests were granted by an equity method investor of the Company, the profit interest units are remeasured at each period to fair value.

5.	The weighted average grant date fair-value of incentive units subject to profits interests issued during the fiscal year ended June 30, 2015 was $13.37 compared to $9.96 for the incentive units subject to profits interests issued during the nine month period ended March 31, 2015. Please describe the factors that led to the change in fair value.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages F-52 and F-53 in response to the Staff’s to include both the weighted average grant date fair value as well as the weighted average fair value of the award at the end of each

September 30, 2015

period presented. The weighted average fair value of the award at the end of each period allows the Company to measure its compensation cost, as the awards are marked to market at each reporting period. As it relates to the incentive units subject to profits interests issued during the fiscal year ended June 30, 2015 compensation expense approximated $107,000. The factors that led to the change in the weighted average fair value of the award from period to period were primarily due to the integration of the acquisitions of ASG, Presentation Products and Armstrong.

Note 21 — Segments, page F-53

6.	In response to prior comment 14, you have disclosed net sales for each of three end markets (i.e., consumer, health care, and media). As previously requested, please tell us about the similarities and differences in the products grouped together for purposes of this disclosure. In addition, we note that you have identified premium folding cartons, inserts, labels, rigid packaging, and other consumer packaging as your key product offerings. Please tell us how you considered providing disclosure pursuant to FASB ASC 280-10-50-40 using these product categories.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that they have considered the requirements of FASB ASC 280-10-50-40 which states in part:

“A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

The Company further advises the Staff that the Company produces the same products including labels, cartons, inserts and rigid packaging (the “Specific Products”) in all of the geographies it serves, and in all of the end markets it serves. These Specific Products represent one product line. The same presses, die cutters, gluing and other equipment are used for these Specific Products and can normally print on a variety of substrates. The nature of a specific carton, label, insert or rigid package is similar from end market to end market and geography to geography. Oftentimes, the Specific Products sold to the customer are bundled, including both label and carton, or label, carton and insert or any other combination thereof. Due to the nature of the manufacturing process, it is impracticable to identify the amount of any Specific Products. The Specified Products are similar in nature and because the Company manages its manufacturing processes by region, it does not use product data in managing its business.

The Company has revised the disclosure on page F-55 to provide additional detail pasted below regarding the Company’s product offerings in the end markets that it serves.

“The Company produces similar products including labels, cartons, inserts and rigid packaging (the “Specific Products”) in all of the geographies it serves, and in all of the end markets it serves. These Specific Products represent one product line. The nature of a specific carton, label, insert or rigid package is similar from end market to end market and geography to geography. Oftentimes, the Specific Products sold to the customer are bundled, including both label and carton, or label, carton and insert or any combination thereof. Due to the nature of the manufacturing process, it is impracticable to identify the amount of any Specific Products.”

September 30, 2015

Sincerely,

/s/ Patrick H. Shannon Patrick H. Shannon of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Marc Shore, Multi Packaging Solutions International Limited

William H. Hogan, Multi Packaging Solutions International Limited

Jason M. Licht, Latham & Watkins LLP

Sandra Eisen

Ethan Horowitz

Anuja A. Majmudar